Exhibit 99.2

InterCure Announces Record Third Quarter
Financial Results with 3 Times YoY Revenue Growth and 36% QoQ Growth

Seventh consecutive quarter of high double-digit, sequential revenue growth

Annualized revenues run rate of $100 million

Adjusted EBITDA1 run rate of $23 million

$85 million in cash

Revenue growth expected to continue in the 4th quarter and throughout 2022

NEW YORK, TORONTO, and HERZLIYA, Israel – November 15, 2021 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) today announced financial results for the third quarter of 2021 and is pleased to provide shareholders with a business update. All amounts are expressed in Canadian dollars ($) or New Israeli Shekels (NIS), unless otherwise noted.

Third Quarter 2021 and Recent Financial & Operating Highlights

●	All-time record quarterly revenue of $25 million (NIS 62 million), three times greater than Q3 2020 and up 36% sequentially compared to the prior quarter.
●	Annualized Revenue run rate of $100 million (NIS 247 million).
●	Normalized[2] gross margin reached approximately 45% compared to 43% in the second quarter of 2021, due to first steps of implementing InterCure’s vertically integrated model.
●	EBITDA for the third quarter of the Company’s cannabis sector was $6 million (NIS 14 million). This represents an annual run rate of $23 million (NIS 56 million), driven by revenue growth, improvement in gross profit and operating profit.
●	Generated $4 million (NIS 10 million) cash flow from operations. Fifth consecutive quarter of positive operating cash flow.
●	$85 million in cash (more than NIS 209 million) as of September 30, 2021.
●	Added 3 pharmacies from the Cannomed assets acquisition, 2 of which are licensed to dispense medical cannabis.

1 This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below

2 excluding the impact of consolidating the trading house operation acquired last quarter.

●	After the quarter announced additional 4 medical licensed pharmacy bringing the total retail location to 20 pharmacies located in prime and strategic locations across Israel, 14 of which are licensed to dispense medical cannabis.

●	Additionally, during the month of October the Company reached a record of one Ton of GMP medical cannabis products dispensed in one month. This represents approximately 30% market share of Israel’s medical cannabis.

●	During the quarter, InterCure’s CEO purchased over 420,000 shares of the Company’s stock on the open market, valued at over $3.7 million.

●	First company to meet the new importation requirements set by the Israeli Medical Cannabis Agency, known as the 109 reg. resume importation from our strategic partners, successfully landed and released shipments from Tilray, Organigram and Fotmer Life Sciences.

●	Commenced trading on NASDAQ in September under the symbol INCR

●	Finally, post period end InterCure received 5.2 million shares back from the sponsor of our SPAC transaction. According to the agreement the shares were subject to free forfeiture from the SPAC sponsor based upon share price target criteria. The return of the shares to the company without cost adds a significant value of approximately $56 miliion by the current share price to all InterCure’s shareholders.

“during the quarter we continue to execute our profitable growth strategy establishing our leadership position, achieving new firsts and new records,” said InterCure’s Chief Executive Officer, Alexander Rabinovitch. “These include, 7 consecutive quarters of high double-digit growth and improved profitability, five consecutive quarters with positive cash flow, crossing the one ton mark in GMP medical cannabis products dispensed monthly, over 70,000 patients served, and achieving an annualized revenues run rate of $100 million, increased gross profits and adjusted EBITDA run rate of $23 million. We expect growth to continue in the fourth quarter and through 2022 as we will continue focusing on executing our profitable growth strategy building long and short-term shareholder value.”

Amos Cohen, InterCure’s Chief Financial Officer, added, “With the strength of our balance sheet and our solid performance including cash flow generation, we are well positioned to continue executing and implementing our vertically integrated model, leveraging the foundation and leadership we have built to capitalize on global expansion and consolidation opportunities.”

Key Q3 2021 Financial Highlights – Cannabis Sector

(In thousands NIS)

	Q3-20	Q3-21
Revenues	22,497	61,695
Gross Profit (1)	10,755	24,682
Operating Profit	6,092	9,731
Adjusted EBITDA (2)	6,970	14,040

	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21
Revenues	4,259	11,185	22,497	27,094	33,051	45,230	61,695
Gross Profit (1)	1,516	4,814	10,755	13,302	15,427	19,268	24,682
Adjusted EBITDA(2)	(1,313)	1,582	6,970	8,675	10,065	11,701	14,040

1 Gross profit before effect of fair value. Normalized, excluding the impact of consolidating the trading house operation acquired last quarter, gross margin reached approximately 45% compared to 43% in the second quarter of 2021, due to first steps of implementing InterCure’s vertically integrated model.

2 EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

Third Quarter 2021 Results Commentary

The Company reported third quarter 2021 revenue of $25 million (NIS 62 million), an increase of three times compared to revenue of CAD$9 million (NIS 22 million) in the prior year period and up 36% sequentially compared to the second quarter of 2021. Estimated revenue represents an annual run rate of $100 million (NIS 247 million).

Revenue and same-store sales growth during the third quarter of 2021 reflects increased market share, growing consumer demand for the Company’s branded products and expansion of its medical cannabis dispensing operations, including its ‘GIVOL’ pharmacy chain. Further increases in EBITDA realized during the quarter reflect InterCure’s execution success.

Legislation of adult-use cannabis and CBD products in Israel is expected to drive further domestic demand for the Company’s products. Complementing this, solid international demand for InterCure’s GMP-branded products and easing regulation in Israel for medical cannabis exportation is expected to support the Company’s global expansion in international target markets, including Europe.

With one of the strongest balance sheets in the industry, including $85 million in cash (more than NIS 209 million) as of September 30, 2021, and a vertically integrated and scalable seed to sale model, the Company expects to lead market consolidation in medical cannabis.

Consolidated Financial Statements and Management’s Discussion and Analysis

InterCure’s unaudited financial statements and accompanying notes for the three and nine-month periods ended September 30, 2021 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR and EDGAR.

Conference Call

The Company will conduct a conference call on Tuesday, November 16, 2021 at 08:30 a.m. (Eastern Time) to review the results as well as provide an overview of the Company’s recent milestones and growth strategy. To access the conference call, United States participants please dial 1-877-705-6003, or for international callers, 1-201-493-6725. A replay will be available shortly after the call, United States participants can access the replay by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the live call and the replay is 13725075. The replay will be available until November 30, 2021.

A live webcast of the conference call can be accessed on the ‘Events and Presentations’ section of the InterCure website at http://www.intercure.co. An online archive of the webcast will be available on the Company’s website for 30 days following the call.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

To be added to InterCure’s email distribution list, please email InterCure@kcsa.com with “InterCure” in the subject.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in InterCure’s MD&A for the period under the heading “Results of Operation”, available under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s Q3 2021 revenue, the success of its global expansion plans, the expected annualized revenue for 2021, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide and the impact of the COVID-19 pandemic. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com, and in other filings that InterCure has made and may make with the SEC in the future.. The forward-looking statements contained in this press release are made as of the date of this press release and reflect InterCure’s current views with respect to future events, and InterCure does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co

KCSA Strategic Communications

Investor and Media Relations

InterCure@kcsa.com